Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2005	2004	2005	2004
	(as restated)	(as restated)	(as restated)	(as restated)
Basic
Earnings:
Net income	$963	$3,327	$2,525	$3,829

Shares:
Average common shares outstanding	9,047	8,908	9,027	8,882

Basic earnings per common share	$0.11	$0.37	$0.28	$0.43

Assuming full dilution
Earnings:
Net income	$963	$3,327	$2,525	$3,829

Shares:
Average common shares outstanding	9,047	8,908	9,027	8,882
Potentially dilutive common shares outstanding	424	407	411	360
Diluted average common shares outstanding	9,471	9,315	9,438	9,242

Diluted earnings per common share	$0.10	$0.36	$0.27	$0.41

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.